EXHIBIT 99.5

Vicinity Motor Corp. Reports Second Quarter 2023 Financial Results

Production is Now Underway at the Company’s U.S. Manufacturing Campus in Ferndale, Washington

Deliveries of 34 VMC 1200 All-Electric Trucks Generate $4.8M in Revenue at Attractive 23% Gross Margin Profile

VANCOUVER, BC / August 14, 2023 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the second quarter ended June 30, 2023.

Second Quarter 2023 and Subsequent Operational Highlights

●	Order backlog as of June 30, 2023 exceeded $150 million, the vast majority of which are for electric vehicles.

●	Revenue totaled $4.8 million in the second quarter of 2023 with a gross margin of 23%, after removing the impact of positive warranty adjustments, primarily driven by the delivery of thirty-four (34) VMC 1200 all-electric trucks, which carry a higher margin profile than transit buses. Gross margin was 33% including all warranty adjustments for the three months ended June 30, 2023.

●	Secured strategic collaboration with Lafarge Canada, Canada’s largest provider of sustainable and innovative building materials, to electrify Lafarge’s truck fleet with the VMC 1200 all-electric truck to help reduce their carbon footprint.

●	Received purchase order from Transdev, a global mobility leader, for forty-two (42) Vicinity™ Classic buses, illustrating Vicinity’s continued Canadian market leadership in the mid-size heavy duty bus segment.

●	Created additional financial flexibility during the three months ended June 30, 2023 with a new $9.0 million credit facility with Export Development Canada, complementing the previously announced $30 million credit facility with RBC and EDC, providing additional financial resources for working capital and expenditures related to the commencement of production at the Ferndale, Washington Facility.

●	Exhibited VMC 1200 all-electric truck at Advanced Clean Transportation Expo, showcasing an upfitted truck by partner EAVX with a Reading truck utility body.

Management Commentary

“The second quarter was highlighted by the successful deliveries of thirty-four (34) VMC 1200 electric trucks to our customer base, culminating in the long-awaited initiation of production at our U.S. manufacturing campus in Ferndale in August,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “The VMC 1200 has proven to be an incredible success, leveraging our strong history of automotive experience to target an underserved market with a compelling product at an extremely attractive price point, which is further reduced through Canadian federal and provincial rebates. The VMC 1200 carries a healthy margin profile with the year-round purchasing habits of the differentiated customer base helping to smooth the traditional uneven revenue of our established transit bus business. Overall gross margins for the quarter were 23%, after excluding positive warranty adjustments, which is higher than our historical averages for quarters with only bus sales.

“The VMC 1200 electric truck has multiple applications – for example, it was recently chosen by Lafarge Canada, Canada’s largest provider of sustainable and innovative building materials, to electrify their truck fleet and reduce the associated carbon footprint. In addition to delivering immediate cost savings and contributing to carbon emissions reductions, the VMC 1200 qualifies for a federal rebate nationwide of CAD$40 thousand from Transport Canada as well as provincial rebates. We are eager to ramp up production in our Ferndale facility to address the significant demand for this exciting new product.

“Turning to the transit bus business, our strong legacy of North American market leadership in the mid-sized heavy-duty segment continued to shine. In the last 90 days, global mobility leader Transdev added forty-two (42) Vicinity™ Classic buses to its fleet. As supply chains have improved, we restarted delivery of transit buses to our customers in July of 2023. We believe our ability to offer both legacy and next-generation electric vehicles in a variety of classes and configurations positions us to address an incredibly wide variety of customer needs.

“To support demand, our new U.S. manufacturing campus in Ferndale, Washington began production earlier this month. Although finishing the facility took longer than expected, doing it right and not rushing will allow us to more successfully tackle the fulfillment of our growing order backlog which, as of June 30th, exceeded US$150 million. The facility is designed to meet our current and future production needs for both buses and Class 3 VMC 1200 electric trucks. With a new $9.0 million credit facility for Ferndale with EDC, complementing a previous $30 million credit facility, we now have greater financial flexibility to invest in Vicinity’s next phase of growth.

“Looking ahead, with improving margins, a growing sales funnel and record backlog, we are positioning Vicinity for a transition to positive adjusted EBITDA in the second half of 2023. Market fundamentals continue to support our business strategy, with government incentives, corporate sustainability goals and declining cost of ownership all pointing to surging EV adoption rates. I look forward to providing additional updates in the months to come as we continue our rapid pace of operational execution, all with the aim of delivering sustainable, long-term value to our shareholders,” concluded Trainer.

Second Quarter 2023 Financial Results

All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue totaled $4.8 million in the second quarter of 2023, as compared to $11.7 million in the second quarter of 2022. The difference in revenue was primarily driven by a change in product mix represented by thirty-four (34) truck deliveries in the second quarter, as compared to thirty-four (34) buses in the same year-ago quarter. Revenue totaled $7.5 million for the six months ended June 30, 2023, as compared to $14.9 million for the six months ended June 30, 2022..

Gross profit in the second quarter of 2023 totaled $1.6 million, or 33% of revenue, as compared to $1.0 million, or 8.7% of revenue, in the second quarter of 2022. The gross profit was positively affected by an adjustment for expired warranty of $0.4 million during the quarter. Excluding the warranty adjustments, gross margin totaled 23% in the second quarter of 2023.

Gross profit totaled $2.1 million, or 28% of revenue, for the six months ended June 30, 2023, as compared to $1.2 million, or 8% of revenue in the six months ended June 30, 2022. The gross margin for the six months ended June 30, 2023 was positively affected by expired warranty of $1.1 million during the period. Excluding these adjustments, the gross margin for the six months ended June 30, 2023 would have been 12%.

Cash used in operating activities totaled $9.1 million in the six months ended June 30, 2023, as compared to $0.2 million in the first half of 2022.

Net loss in the second quarter of 2023 was $0.7 million, or $(0.02) per share, as compared to $3.8 million, or $(0.10) per share, in the second quarter of 2022. Net loss for the six months ended June 30, 2023 was $3.1 million, or $(0.07) per share, as compared to $6.7 million, or $(0.18) per share, in the six months ended June 30, 2022.

Adjusted EBITDA loss in the second quarter of 2023 totaled $0.4 million, as compared to $1.2 million in the second quarter of 2022. Adjusted EBITDA loss for the six months ended June 30, 2023 was $1.7 million, as compared to $3.3 million in the six months ended June 30, 2022.

Cash and cash equivalents as of June 30, 2023 totaled $7.3 million, as compared to $1.6 million as of December 31, 2022.

Second Quarter 2023 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time today to discuss Vicinity Motors’ second quarter financial results, provide a corporate update, and conclude with a question and answer session from telephone participants. To participate, please use the following information:

Q2 2023 Conference Call & Webcast

Date: Monday, August 14, 2023
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10181340

Webcast: Vicinity Motors Q2 2023 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, September 14, 2023. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10181340. A webcast will also be available by clicking here: Vicinity Motors Q2 2023 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(US dollars in thousands - unaudited)	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
Net (loss) income	(701)	(3,789)	(3,136)	(6,675)
Add back
Stock based compensation	191	166	389	463
Interest	957	599	1,640	1,186
Gain on modification of debt	—	(803)	—	(803)
Change in fair value of embedded derivatives	(63)	—	(154)	—
Foreign exchange loss (gain)	(1,048)	1,572	(1,054)	784
Amortization	278	779	562	1,482
Income tax	9	209	9	209
Loss on disposal of property and equipment	—	18	—	18
Adjusted EBITDA	(377)	(1,249)	(1,744)	(3,336)

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	June 30, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		7,264	1,622
Trade and other receivables		3,954	2,655
Inventory	3	10,953	10,068
Prepaids and deposits		8,687	3,801

		30,858	18,146
Long-term Assets
Intangible assets		14,675	14,273
Property, plant, and equipment	4	22,794	22,613

		68,327	55,032

Current Liabilities
Accounts payable and accrued liabilities		5,040	4,942
Credit facility	5	6,841	628
Current portion of deferred revenue	6	3,865	2,382
Current portion of provision for warranty cost	7	506	1,585
Current debt facilities	8	7,387	6,587
Current portion of other long-term liabilities		444	449

		24,083	16,573

Long-term Liabilities
Convertible debt	9	2,816	—
Other long-term liabilities	10	7,194	1,503
Provision for warranty cost	7	84	124

		34,177	18,200

Shareholders’ Equity
Share capital	11	76,806	75,983
Contributed surplus	11	7,477	7,088
Accumulated other comprehensive (loss) income		645	1,403
Deficit		(50,778)	(47,642)

		34,150	36,832

		68,327	55,032

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Loss
(Unaudited, in thousands of US dollars, except for per share amounts)

	Note	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
		$	$	$	$

Revenue
Vehicle sales	14	3,500	10,117	4,967	11,819
Other	14	1,316	1,625	2,417	3,106
		4,816	11,742	7,384	14,925

Cost of sales	4	(3,223)	(10,718)	(5,399)	(13,691)

Gross profit		1,593	1,024	1,985	1,234

Expenses
Sales and administration		2,043	2,371	3,955	4,751
Stock-based compensation	11	191	166	389	463
Amortization		205	699	418	1,319
Interest and finance costs	8,9,10	957	599	1,640	1,186
Change in fair value of embedded derivatives	9	(63)	—	(154)	—
Gain on modification of debt	8	—	(803)	—	(803)
Foreign exchange loss		(1,048)	1,572	(1,054)	784

		2,285	4,604	5,194	7,700

(Loss) income before taxes		(692)	(3,580)	(3,127)	(6,466)

Current income tax expense		9	209	9	209
Net (loss) income		(701)	(3,789)	(3,136)	(6,675)

Loss per share
Basic		(0.02)	(0.10)	(0.07)	(0.18)
Diluted		(0.02)	(0.10)	(0.07)	(0.18)

Weighted average number of common shares outstanding
Basic and diluted(1)		45,541,736	37,569,536	45,541,736	37,569,536

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands of US dollars)

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(3,136)	(6,675)
Items not involving cash:
Loss on disposal of property and equipment		—	18
Gain on modification of debt		—	(803)
Amortization		562	1,482
Foreign exchange (gain) loss		(1,293)	(78)
Interest and finance costs	8,9	1,640	1,186
Change in fair value of embedded derivatives		(154)	—
Stock-based compensation	11	389	463
		(1,992)	(4,407)
Changes in non-cash items:
Trade and other receivables		(1,223)	660
Inventory	3	(858)	1,036
Prepaids and deposits		(4,700)	(298)
Accounts payable and accrued liabilities		136	4,607
Deferred consideration		—	(76)
Deferred revenue	6	1,419	(1,054)
Warranty provision	7	(1,126)	255
Taxes paid		(9)	(209)
Interest paid		(783)	(339)
Cash (used) provided in operating activities		(9,136)	175

INVESTING ACTIVITIES
Purchase of intangible assets		(272)	(328)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(303)	(8,225)
Proceeds on disposal of property and equipment		—	247
Cash used in investing activities		(575)	(7,489)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	11	867	13,063
Share issuance costs	11	(44)	(1,131)
Proceeds of credit facility	5	6,038	659
Proceeds from convertible debt	9	2,939	—
Convertible debt financing fees	9	(159)	—
Proceeds from long-term loans	10	5,869	—
Repayment of long-term loans		(262)	(186)
Cash provided in financing activities		15,248	12,405
Effect of foreign exchange rate on cash		105	(136)
Increase in cash and cash equivalents		5,642	4,955
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		7,264	9,357

See accompanying notes to the consolidated financial statements